May 23, 2005

By U.S. Mail and Facsimile to (212) 504-6666

James J. Johnson, Esq.
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Richard K. Willard, Esq.
Senior Vice President and General Counsel
The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

	Re:	The Procter & Gamble Company
      Amendment No. 2 to Form S-4 filed May 10, 2005
      File No. 333-123309

Dear Messrs. Johnson and Willard:

1. We note your May 20, 2005, response to our prior comments. Please advise us of the bases for your conclusion that your sales into Syria are immaterial in light of non-quantitative factors, including their potential impact on your reputation and share value, and do not constitute a material investment risk for security holders, given Syria`s status as a country identified as a state sponsor of terrorism and subject to U.S. economic sanction.

2. We note your representation that Gillette has concluded that its sales into Iran are immaterial after taking into consideration non-quantitative factors such as the potential impact on its reputation and share value. You represent that Gillette bases its conclusion on the immaterial level of sales and on its belief that it has fully complied with applicable U.S. laws regarding sales of its products in
Iran. Your response does not address the potential impact upon Gillette`s reputation and share value of the fact that, notwithstanding that sales of its product may be conducted in compliance with U.S. law, its product nonetheless is being sold into a state identified as a terrorist-sponsoring nation and subject to U.S. economic sanctions. Please address this fact in your analysis of the materiality to Gillette of its sales into Iran, and whether they pose a material investment risk to security holders.



      Please amend your response to these comments.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis J. Block, Esq.
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, New York 10281
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James J. Johnson, Esq., The Procter & Gamble Company
Richard K. Willard, Esq., The Gillette Company
May 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE